12G exemption #82-3480


03022424

BC FORM 51-90

QUARTERLY REPORT FOR QUARTER

Incorporated as part of: X **Schedule A**

X **Schedule B & C**

ISSUER DETAILS:

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

NAME OF ISSUER:	TRANS AMERICA INDUSTRIES LTD.
ISSUER ADDRESS:	500– 905 WEST PENDER STREET
	VANCOUVER, BC V6C 1L6
CONTACT PERSON:	JOHN K. CAMPBELL
CONTACT'S POSITION:	DIRECTOR/PRESIDENT
CONTACT TELEPHONE NUMBER:	(604)688-8042
CONTACT E-MAIL ADDRESS	tsa@marketcatalyst.com
WEBSITE ADDRESS:	N/A
FOR QUARTER ENDED:	MARCH 31, 2003
DATE OF REPORT:	May 22, 2003

SUPPL

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN K. CAMPBELL		03/05/22
NAME OF DIRECTOR SIGNED (TYPED)		DATE SIGNED (YY/MM/DD)
JAMES J. McDOUGALL		03/05/22
NAME OF DIRECTOR SIGNED (TYPED)		DATE SIGNED (YY/MM/DD)


SEC MAIL PROCESSING
RECEIVED
JUN 03 2003
SECTION

6/9

TRANS AMERICA INDUSTRIES LTD.

March 31, 2003

SCHEDULE A: FINANCIAL INFORMATION

See audited financial statements attached.

SCHEDULE B: SUPPLEMENTARY INFORMATION

Item 1

Refer to the financial statements and Item 3 Schedule C for a breakdown of expenditures and costs incurred.

Item 2

Related Party Transactions:

The aggregate amount of expenditures made to parties not at arm's length from the issuer:

> $21,659 was paid during the quarter to a management company controlled by a director and as such is non arm's length. The amount includes management fees, secretarial and office services and reimbursement of direct costs.

Item 3

Summary of securities issued and options granted during the period:

(a) Securities issued during the period:

(i) February 17, 2003 500,000 common shares at $0.15 for total proceeds of $75,000.00.

(b) Options granted during the period:

NIL

Item 4

Summary of securities at the end of the reporting period:

(a) Authorized Capital Stock:

100,000,000 common shares without par value

(b) Issued Capital Stock:
16,812,143 common shares with a stated capital of $9,246,062

(c) Options, warrants, and convertible securities outstanding:

Options:

600,000 @ $0.15 expiring February 2, 2004

Warrants:

Nil

Convertible Securities:

Nil

(d) Shares in escrow or subject to pooling:

Nil

Item 5

List of Directors and Officers:

John K. Campbell, Director and President
David Duval, Director
James J. McDougall, Director
William Meyer, Director
Rose Yu, Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

Items 1 and 2

The Company has reacted to the improved gold price and the perception that the mining industry is emerging from an unprecedented multi-year downturn by staking a promising gold property north of Lynn Lake, Manitoba.

During the last several years, the Company has confined its activities to acquiring equity interests in other natural resource companies. This strategy was employed due to the extended downturn in the resource sector and the Company's desire to preserve its working capital, while at the same time keeping a presence in the sector.

In 2000, with the recovery of the gas and oil sector, the Company took a small direct interest in a gas and oil project in Alberta.

In February and March of this year (2003) the Company staked an extensive claim block near Lynn Lake, Manitoba.

New Gold Project
Lynn Lake, Manitoba

The Company acquired by staking 27 contiguous mining claims ("the property") with a total area of 4,952 hectares. The property is located approximately 13 kilometres northeast of the town of Lynn Lake. The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 11 kilometres.

The claim block adjoins claims of two former producing gold mines, The MacLellan to the west and Farley Lake to the east.

The Company expects to carry out an exploration program during the summer of 2003 in preparation for a drilling program for the winter of 2003/4. The summer program will consist of reviewing all available Manitoba governmental material, geochemistry and geophysical work.

Claymore Gas and Oil Project

The Company has been advised that the operator of the Bonnie Glen 16-7 shut-in gas well has signed a sales agreement with Imperial Oil Resources for the sale of raw gas production. The cost of the necessary pipelines and hook-up is $213,000, production is scheduled to begin July 31, 2003. The Company holds a 6% working interest in the well. As natural gas prices are fluctuating, it is difficult to estimate the Company's expected income, but the production should provide a revenue contribution to the Company in excess of $4,000 monthly.

Other Assets

The Company continues to hold the following corporate shares valued as of March 31, 2003.

Corporation	No. of Shares	Adjusted Book Value $	Market Value $
Atacama Minerals Corp.	3,178,800	1,928,327	2,066,220
Black Hawk Mining Inc.	225,000	120,000	27,000
Resource Stocks Purchased by Private Placements:			
Miramar Mining Corp.	100,000	65,934	140,000
Ariane Gold Corp.	203,900	139,300	132,535
Compliance Energy Corp.	122,946	35,000	36,884
Pre-Public or Pooled:			
Paso Rico Resources Ltd.	400,000	175,000	175,000
Majestic Gold Corp.	1,000,000	100,000	190,000
Total:		2,563,561	2,767,639

Item 3

Operations and Financial Condition

As at the quarter ended March 31, 2003, the Company had cash and short term deposits on hand of $ 858,902 with a net working capital of $ 857,295. The Company is continuing to seek appropriate investments by way of equity investments in other companies or direct interests in resource properties.

The Company's revenues of $4,829 for the quarter consist of investment income on its invested cash. The Company's administrative expenses aggregated $41,952 and comprised of $21,579 for management fees, secretarial services and out-of-pocket costs. $7,154 was incurred for rent, telephone, postage and supplies.

The Company has no investor relations contracts. Related party transactions are disclosed in Schedule B item 2 and the financial statements. There are no lawsuits or contingent liabilities.

Item 4

During January and February, 2003 the Company staked 27 contiguous mineral claims in Northwest Manitoba with a combined surface area of 4,952 hectares located approximately 13 kilometres northwest of the town of Lynn Lake, Manitoba.

There are no other significant subsequent events to report.

Item 5

N/A

Item 6

The Company's cash and working capital position are as disclosed in item 3 and are sufficient for the Company's normal operating expenses anticipated to be incurred throughout the year as well as provide for the ability to make significant investments for the Company.

On behalf of the Board of Directors

"signed"

"John Campbell"

John K. Campbell
President



TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003
(Unaudited – see Notice to Reader)

6


MORGAN
COMPANY
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the consolidated balance sheets of Trans America Industries Ltd. as at March 31, 2003 and the consolidated statements of income and deficit, and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C. "Morgan & Company"

May 15, 2003 Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF


ACPA

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEET

(Unaudited – see Notice to Reader)

	MARCH 31 2003	DECEMBER 31 2002
ASSETS		
Current		
Cash and short term deposits	$ 858,902	$ 690,654
GST recoverable	3,790	1,646
	862,692	692,300
Investments (Note 3)	2,563,669	2,633,894
Capital Assets (Note 4)	4,234	4,493
Oil And Gas Property (Note 5)	57,098	57,098
Mineral Properties And Deferred Exploration Expenses	33,000	-
	$ 3,520,693	$ 3,387,785
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 5,397	$ 3,573
SHAREHOLDERS' EQUITY		
Share Capital (Note 6)	9,246,062	9,171,062
Contributed Surplus	50,003	50,003
Deficit	(5,780,769)	(5,836,853)
	3,515,296	3,384,212
	$ 3,520,693	$ 3,387,785

P

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF INCOME AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED MARCH 31 2003	2002
Revenue		
Interest and dividend income	$ 4,829	$ 3,622
Expenses		
Depreciation	259	328
Management and consulting fees	21,579	21,659
Office facilities and services	7,154	9,945
Oil and gas operating expenses	1,070	-
Professional fees	1,350	2,361
Regulatory fees	4,087	3,537
Shareholder communication	-	1,300
Transfer agent	933	746
Travel and promotion	5,520	963
	41,952	40,839
Loss Before The Following	(37,123)	(37,217)
Currency exchange (loss)	-	1,137
Gain sale of investments	93,207	-
	93,207	1,137
Net Income (Loss) For The Period	56,084	(36,080)
Deficit, Beginning Of Period	(5,836,853)	(5,751,066)
Deficit, End Of Period	$ (5,780,769)	$ (5,787,146)
Basic And Diluted Earnings (Loss) Per Share	$ 0.003	$ (0.002)
Weighted Average Number Of Shares Outstanding	16,545,476	16,312,143

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED MARCH 31	
	2003	2002
Cash Flows From Operating Activities		
Income (Loss) for the period	**$ 56,084**	$ (36,080)
Add (Deduct): Items not involving cash:		
Depreciation	**259**	328
Gain on sale of investments	**(93,207)**	-
	(36,864)	(35,752)
Change in non-cash operating working capital items:		
(Increase) Decrease in GST recoverable	**(2,144)**	(274)
Increase (Decrease) in accounts payable and accrued liabilities	**1,825**	(1,264)
	(37,183)	(37,290)
Cash Flows From Financing Activities		
Proceeds from disposal of investments	**163,431**	-
Shares issued for cash	**75,000**	-
	238,431	-
Cash Flows From Investing Activities		
Capital assets	-	(468)
Investments	-	(10,000)
Mineral properties and deferred exploration expenses	**(33,000)**	-
	(33,000)	(10,468)
Increase (Decrease) In Cash And Short Term Deposits	**168,248**	(47,758)
Cash And Short Term Deposits, Beginning Of Period	**690,654**	1,083,728
Cash And Short Term Deposits, End Of Period	**$ 858,902**	$ 1,035,970

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, TSA Investments Ltd., an Alberta company.

b) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments over which the Company has significant influence are accounted for by the equity method. Under this method the Company's proportionate share of net income or loss of the investee is recorded when earned or realized. When the Company ceases to exercise significant influence over its investments, it ceases accruing its share of the income or losses of the investee. Long term investments are written down if management believes there has been a permanent impairment in their value.

c) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Capital Assets

Capital assets are stated at net book value. Depreciation is provided on a declining balance basis using the following annual rates:

Office furniture	20%
Computer equipment	30%

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, accounts receivable and accounts payable, and their fair value approximates their carrying value, since they are short term in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

g) Earnings (Loss) Per Share

The Company has adopted the new accounting standard for the calculation of loss per share which follows the "treasury stock method" in the calculation of diluted loss per share, and requires the presentation of both basic and diluted loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited – see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Stock Based Compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments", which recommends a fair value based method of accounting for compensation costs. The new section also permits the use of the intrinsic value based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value based method for employees awards. Any consideration paid by the option holders to purchase shares is credited to share capital. The adoption of this accounting policy has no effect on the financial statements of either the current period or prior periods presented.

i) Future Income Taxes

The Company has adopted the new requirements of the CICA Handbook, Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

j) Oil and Gas Property

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of petroleum and natural gas interests are capitalized. Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, costs of drilling and equipping productive and non-productive wells, and direct exploration salaries and related benefits.

Depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants. The Company will apply a ceiling test to capitalized costs to ensure that such costs do not exceed estimated future net revenues from production of proven reserves at year end market prices less future production, administrative, financing, site restoration, and income tax costs plus the lower cost or estimated market value of proved properties.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited – see Notice to Reader)

3. INVESTMENTS

Long term investments comprise:

	MARCH 31 2003	DECEMBER 31 2002
Atacama Minerals Corp., at cost – 3,178,800 common shares (2002 - 3,178,800 common shares) (quoted market value $2,066,220; 2002 - $1,780,128)	**$ 1,928,327**	$ 1,928,327
Other portfolio investments, at lower of cost or written down values (quoted market value $701,429; 2002 - $895,609)	**635,342**	705,567
	$ 2,563,669	$ 2,633,894

4. CAPITAL ASSETS

	2003	2002
Office equipment	**$ 17,105**	$ 17,105
Computer equipment	**6,269**	6,269
	23,374	23,374
Less: Accumulated depreciation	**(19,140)**	(18,881)
Net book value	**$ 4,234**	$ 4,493

5. MINERAL PROPERTIES

During the quarter ended March 31, 2003, the Company paid $33,000 for staking of 26 mineral claims in the Lynn Lake area of Manitoba, and for preliminary exploration work on the properties.

6. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

6. SHARE CAPITAL (Continued)

b) Issued

	NUMBER OF SHARES	AMOUNT
Balance, December 31, 2002	16,312,143	$ 9,171,062
Shares issued for cash	500,000	75,000
Balance, March 31, 2003	16,812,143	$ 9,246,062

c) Options Outstanding

As at March 31, 2003, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE
600,000	$ 0.15	February 2, 2004

A summary of changes in stock options for the period ended March 31, 2003 is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2002	1,100,000	$ 0.15
Exercised	(500,000)	(0.15)
Balance, March 31, 2003	600,000	$ 0.15

7. RELATED PARTY TRANSACTION

The Company has incurred management and consulting fees which include secretarial and office services, and reimbursement of direct costs, in the amount of $21,579 (2002 - $21,659) from a company with which a director is associated.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003
(Unaudited – see Notice to Reader)

8. SUBSEQUENT EVENT

Subsequent to March 31, 2003, the Company paid $12,060 for staking of one additional mineral claim in the Lynn Lake area of Manitoba and for preliminary exploration work on the properties.